Mail Stop 4561

February 22, 2007

James C. Malone
Chief Financial Officer
The TriZetto Group, Inc.
567 San Nicolas Drive, Suite 360
Newport Beach, CA 92660

> **Re:** **The TriZetto Group, Inc.**
> **Form 10-K for the Fiscal Year Ended**
> **December 31, 2005**
> **Filed February 17, 2006**
> **Forms 8-K filed January 14, 2005, February 11, 2005, April 26, 2005**
> **and July 26, 2005**
> **File No. 000-27501**

Dear Mr. Malone:

We have reviewed your response to our letter dated December 19, 2006 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed February 17, 2006

Consolidated Statements of Operations, page F-4

1. Please refer to comment 1 in our letter dated December 19, 2006. We have reviewed your response including the reasons why you believe the current presentation of your Consolidated Statements of Operations is the best method of presenting your financial results to your investors. However, it remains unclear to

us why you believe that your current presentation that includes both products and services in one line item titled "non-recurring revenue" is appropriate since it does not comply with Rule 5-03(b)(1) and (2) of Regulation S-X. In this regard, your reasons for not presenting non-recurring product and service revenue (as well as cost of revenue) separately does not appear to be persuasive. Notwithstanding the reasons identified in your response, we believe that you are required to comply with the provisions of Item 5-03(b)(1) and (2) of Regulation S-X. Tell us how you intend to comply with this guidance by presenting separate line items for non-recurring revenue earned from the sale of your products and services, as well as cost of revenue, in your Consolidated Statements of Operations.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

2.   Please refer to comment 3 in our letter dated December 19, 2006. We note in your response that your software licenses arrangements include options for your customers to purchase annual PCS contracts. We also note your reference to paragraph 57 of SOP 97-2. Clarify whether your software license arrangements include stated renewal rates and whether VSOE has been established based on the stated renewal rates offered to your customers. If so, tell us what percentage of your customers actually renew at these stated rates and provide the range of typical renewal rates that are stated in your contracts. If renewal rates are not stated in your contracts, provide us with the range of renewal rates charged to your customers, by class, and how you determined such renewal rates were consistent for each class in determining VSOE of PCS.

3.   Please refer to comment 4 in our letter dated December 19, 2006. We have reviewed your response and it remains unclear whether the unspecified upgrades (specifically new versions of software in your existing product lines) included in your PCS agreements are additional products or upgrade rights. In this regard, help us understand why providing a "next" version of your software does not represent an additional product. For example, are the differences in features and functionalities of Facets Extended Enterprise as compared to the original Facets software insignificant? Has the core functionality of the Facets product line remained the same? Can a customer choose to purchase Facets without purchasing Facets Extended Enterprise? Please advise.

Form 10-Q for the Quarterly Period Ended September 30, 2006 filed November 6, 2006

Consolidated Balance Sheets, page 1

4.   We note in your response to comment 4 in our letter dated December 19, 2006 that you did not discuss the nature of the increase in your allowance for bad debts. We reissue part of our previous comment to tell us the nature of the increase in your allowance for bad debts. Additionally, while we note from your response that there was no income statement impact during the nine-month period ended September 30, 2006 as a result of this increase, it is not clear whether there was an income statement impact from a quarterly perspective during this period. Tell us whether the income derived from the related sales were offset in the same quarterly period as a reduction to income as a result of the increase in allowance to bad debts. If the sales and related allowance for bad debts were recorded in different quarters, tell us how you considered including a discussion in your Management's Discussion and Analysis of Financial Condition and Results of Operations related to the increase and why you believe the revenue originally recognized was appropriate.

Note 8. Litigation, page 7

5.   Please refer to comment 7 in our letter dated December 19, 2006. We have reviewed your response and note that based on the independent valuation firm's findings, you determined that the $15 million settlement payment represented past activities prior to the date of the settlement and did not provide future economic benefit. However, your disclosure states that as part of the settlement agreement, you agreed to pay McKesson a one-time royalty fee of $15 million <u>for a license in the patent that covers past and future</u> use of the Company's products and services by all existing customers. Help us understand the inconsistencies in your response and your disclosure and tell us whether the settlement agreement states that the license of the patent covers future use.

Note 9. Acquisitions, page 9

6.   Please refer to comment 9 in our letter dated December 19, 2006. We note in your response that the amortization of core technology is not included as a cost of revenue since this core technology represents a combination of processes and trade secrets and does not meet the definition of computer software under SFAS 86. However, we also note in your response to comment 8 in our letter dated December 19, 2006 that this core technology is expected to be re-used in future versions of the <u>revenue generating product</u> as it serves as the base technology for current and future product development. Based on this response, you should

revise your consolidated statements of operations to include amortization of core technology as a cost of revenue.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Patrick Gilmore at (202) 551-3406 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief